

Mail Stop 4631

March 22, 2018

Via E-mail
Mr. Brett L. Frevert
Chief Financial Officer
Southwest Iowa Renewable Energy LLC
10868 189th Street
Council Bluffs, Iowa 51503

> **RE:** **Southwest Iowa Renewable Energy LLC**
> **Form 10-K/A for the Year Ended September 30, 2017**
> **Filed December 22, 2017**
> **Form 10-K for the Year Ended September 30, 2017**
> **Filed December 15, 2017**
> **File No. 0-53041**

Dear Mr. Frevert:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended September 30, 2017

General

1.   We note that you amended your Form 10-K for the year ended September 30, 2017 to revise the date of your auditor's report. Please note that you are required to file the entire Item in your amendment. Please amend your Form 10-K to include the entire Item 8 including your financial statements. In doing so, please ensure that your certifications reference the Form 10-K/A. Your certifications should also include paragraph three since you are amending the financial statements. Please ensure that your certifications are also currently dated. Please refer to Question 161.01 from C&DIs on Exchange Act Rules (December 8, 2016).

Form 10-K for the Year Ended September 30, 2017

Item 9A. Disclosure Controls and Procedures, page 4

2.   In future filings, please revise your management's annual report on internal control over financial reporting to include the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- Revise your conclusion to indicate that your "internal control" over financial reporting was effective rather than "integrated controls" over financial reporting; and

- Disclose any change in the your internal control over financial reporting identified in connection with the evaluation that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please refer to Item 308(a) and (c) of Regulation S-K.

Exhibit 32 – Certifications

3.   We note that your Section 906 certifications refer to the annual report on Form 10-K for the period ended September 30, 2014 instead of September 30, 2017. In future filings, please ensure that your certifications refer to the appropriate period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeffrey Gordon, Staff Accountant at (202) 551-3866 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction